

April 16, 2014

Via E-mail
Erez Raphael
President and Chief Executive Officer
LabStyle Innovations Corp.
9 Halamish Street
Caesarea Industrial Park
38900, Israel

      Re: LabStyle Innovations Corp.
                Registration Statement on Form S-1
                Filed March 20, 2014
                File No. 333-194710

Dear Mr. Raphael:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1.   We note that you have not yet determined the number of securities to be issued in your February 2014 unregistered transaction nor finalized the terms of the securities. For example, it appears that the number of securities and the terms of the warrants will be established in part by the market price for your common stock during a period established relative to the effective time of this registration statement. Please provide us your analysis of how it is consistent with Section 5 of the Securities Act to register for resale at this time the shares included in the fee table of this registration statement; cite with specificity all authority on which you rely, and include your analysis of why that authority is applicable to your transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Lawrence A. Rosenbloom, Esq.